Advent/Claymore Closed-End Funds Announce Expiration and Preliminary Results of Tender Offers

New York, NY – September 7, 2017 – Advent Claymore Convertible Securities and Income Fund (NYSE: AVK) and Advent Claymore Convertible Securities and Income Fund II (NYSE: AGC) (each a “Fund” and together, the “Funds”) announced today the expiration and preliminary results for each Fund’s tender offer for up to 15% of each Fund’s common shares (“Shares”) (the “Tender Offers”). The Tender Offers commenced on August 9, 2017 and expired on September 7, 2017.

Based on current information, approximately 8,727,200 Shares of AVK and approximately 14,774,712 Shares of AGC (or approximately 37% and 46% of each Fund’s outstanding common shares, respectively) were tendered through the expiration date. This total does not include Shares tendered pursuant to notices of guaranteed delivery. Because the number of Shares exceeded 3,537,132 Shares of AVK and 4,829,532 Shares of AGC, the relative number of Shares that will be purchased from each shareholder will be prorated based on the number of Shares properly tendered. The final number of Shares validly tendered and accepted pursuant to the tender offer and the resulting pro-ration for each tendering shareholder is expected to be announced on or about September 12, 2017.

The purchase price of properly tendered and accepted Shares is 98% of each Fund’s net asset value (“NAV”) as of the close of regular trading on the New York Stock Exchange on September 8, 2017, the business day immediately following the day the Tender Offers expire. Payment for Shares tendered and accepted is expected to be sent to tendering shareholders on or about September 13, 2017.

Questions regarding the Tender Offers may be directed to Georgeson LLC, the information agent for the Tender Offers as follows: for inquiries regarding AGC, (888) 607-9252; for inquiries regarding AVK, (800) 509-1078.

Additional Information

About Advent Capital Management
Advent Capital Management, LLC (“Advent”) is a registered investment advisor dedicated to providing its clients with superior investment performance. Advent invests primarily in convertible, high yield and equity securities offered through long only, hedge-fund and NYSE-listed closed-end fund products. Advent’s investment team consists of seasoned professionals performing bottom-up fundamental research. Since inception in 1995, Advent has grown into a $9.3 billion diversified investment management firm (as of June 30, 2017) with the ability to capture opportunities globally. Advent’s growing client base includes some of the world’s largest public and corporate pension plans, foundations, endowments, insurance companies and high net worth individuals. Advent is not affiliated with Guggenheim.

About Guggenheim Investments
Guggenheim Investments is the global asset management and investment advisory division of Guggenheim Partners, LLC (“Guggenheim”), with $237 billion* in total assets across fixed income, equity, and alternative strategies. We focus on the return and risk needs of insurance companies, corporate and public pension funds, sovereign wealth funds, endowments and foundations, consultants, wealth managers, and high-net-worth investors. Our 275+ investment professionals perform rigorous research to understand market trends and identify undervalued opportunities in areas that are often complex and underfollowed. This approach to investment management has enabled us to deliver innovative strategies providing diversification opportunities and attractive long-term results.

*Guggenheim Investments total asset figure is as of 06.30.2017. The assets include leverage of $11.3bn for assets under management and $0.4bn for assets for which we provide administrative services. Guggenheim Investments represents the following affiliated investment management businesses of Guggenheim Partners, LLC: Guggenheim Partners Investment Management, LLC, Security Investors, LLC, Guggenheim Funds Investment Advisors, LLC, Guggenheim Funds Distributors, LLC, Guggenheim Real Estate, LLC, GS GAMMA Advisors, LLC, Guggenheim Partners Europe Limited, and Guggenheim Partners India Management.

This information does not represent an offer to sell securities of the Funds and it is not soliciting an offer to buy securities of the Funds. There can be no assurance that the Funds will achieve their investment objectives. The net asset values of the Funds will fluctuate with the value of the underlying securities. It is important to note that closed-end funds trade on their market value, not net asset value, and closed-end funds often trade at a discount to their net asset value. Past performance is not indicative of future performance. An investment in the Funds is subject to certain risks and other considerations. Such risks and considerations may include, but are not limited to: Investment and Market Risk; Convertible Securities Risk; Structured and Synthetic Convertible Securities Risk; Lower Grade Securities Risk; Equity Securities Risk; Preferred Securities Risk; Derivatives Risk; Interest Rate Risk; Leverage Risk; Anti-Takeover Provisions; Foreign Securities Risk; Foreign Currency Risk; Market Disruption Risk; Risk Associated with the Fund’s Covered Call Option Writing Strategy; Senior and Second Lien Secured Loan Risk and Illiquidity Risk. See www.guggenheiminvestments.com/cef for a detailed discussion of fund-specific risks.

Investors should consider the investment objectives and policies, risk considerations, charges and expenses of any investment before they invest. For this and more information visit www.guggenheiminvestments.com or contact a securities representative or Guggenheim Funds Distributors, LLC 227 West Monroe Street, Chicago, IL 60606, 800-345-7999.

Analyst Inquiries
William T. Korver
cefs@guggenheiminvestments.com

NOT FDIC-INSURED | NOT BANK-GUARANTEED | MAY LOSE VALUE
Member FINRA/SIPC (09/17)